Prospectus Supplement No. 6	Filed pursuant to Rule 424(b)(3)
To Prospectus dated September 26, 2006	File No. 333-131275

ZION OIL & GAS, INC.

This document supplements the prospectus dated September 26, 2006, as supplemented on November 21, 2006, December 14, 2006, January 9, 2007, February 1, 2007 and March 1, 2007 relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Signing of Workover and Completion Services Agreement and Scheduling Renewal of Operations on the Ma'anit #1 Well

On March 15, 2007, we signed a Workover and Completion Services Agreement (the "agreement") with our drilling contractor, Lapidoth - Israel Oil Prospectors Corp. Ltd. (the "contractor") for the performance of certain remedial workover, completion and testing services (the "services") on our Ma'anit #1 well. The agreement was signed pursuant to the memorandum of understanding we signed with the contractor on December 10, 2006. Under the agreement, the services are scheduled to commence on April 11, 2007. The revised schedule for commencement of operations was approved by the Israeli Petroleum Commissioner and the work program of the Ma'anit-Joseph License revised accordingly. The economic terms of the agreement are the same as those provided for in the December 10 memorandum of understanding, with the addition of a $20,000 rescheduling fee being paid in connection with the deferral of the commencement of operations until April 11 from the originally scheduled March 21. See prospectus at pages 43 and 45 ("BUSINESS AND PROPERTIES - - Properties" and "-- Current Status of Drilling Operations") and Prospectus Supplement No. 2 ("Entry into a Workover and Completion Services Agreement").

A copy of the agreement will be filed with the Securities and Exchange Commission no later than March 21 as an Exhibit to a Current Report on Form 8-K.

Extension of Offering, Rescheduling of Final Closing and Additional Interim Closings

Zion has exercised its right to extend the final closing of the offering by up to sixty (60) days beyond March 26, 2007. Specifically, Zion is extending the offering and has rescheduled the final closing to take place on the earlier of (a) May 25, 2007 or (b) the completion of a cement bond survey in the Ma'anit #1 well to determine the quality of the cement bond between the well casing and the surrounding formations, unless subscriptions for the maximum offering of 2,000,000 shares have been received and accepted prior thereto. Notwithstanding, in its discretion, Zion may terminate the offering at any time following March 26, 2007.

Between March 26, 2007 and the final closing, we may schedule one or more additional closings in which we may close qualifying subscriptions. We have tentatively scheduled an additional closing for April 18, 2007 and have set April 13, 2007 as the date by which subscriptions must be received in order to be included in that closing, provided documentation is in order and funds received by the closing. Subscriptions received after the cutoff which are not able to be closed on by the scheduled closing date will continue to be deposited in the Zion escrow account at Sterling Trust Company pending their acceptance and disbursement in a subsequent closing unless the offering is earlier terminated,in which the funds will be returned with interest. Terms of the continuing offering will be the same as the current terms, with a per share price of $7.00 and a 100 share minimum.

See prospectus at pages 16-17 ("PLAN OF DISTRIBUTION - - Escrow Account").

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2007